BRP Group, Inc.

4211 W. Boy Scout Blvd.

Suite 800

Tampa, Florida 33607

June 22, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:    Ms. Tonya K. Aldave

Re:	BRP Group, Inc.
Registration Statement on Form S-1
Registration No. 333-239345

Dear Ms. Tonya Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on June 24, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

BRP GROUP, INC.

By:	/s/ Trevor L. Baldwin
Name: Trevor L. Baldwin Title: Chief Executive Officer

Via EDGAR

CC: Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP